Mail Stop 0409

      							April 11, 2005

Via U.S. Mail and Fax (212) 759-4481
Mr. Martin J. Rabinowitz
President
Thackeray Corporation
350 Fifth Avenue
Suite 2723
New York, NY 10118

	RE:	Thackeray Corporation
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 24, 2005
		Form 8-K filed March 28, 2005
		File No. 1-08254

Dear Mr. Rabinowitz:

      We have reviewed the above referenced filing and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations

2003 vs. 2002, page 10

1. In a supplemental response explain to us how you determined that suspension of the equity method beginning in 2003, relating to your general partner interest in BT Orlando Limited Partnership, is appropriate under SOP 78-9, paragraph 15 (a).

*    *    *    *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Bill Demarest, Staff Accountant, at (202)
824-
5539 or me at (202) 942-2813 if you have questions.

							Sincerely,



							Daniel Gordon
							Branch Chief


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Mr. Martin J. Rabinowitz
Thackeray Corporation
April 11, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE